SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                                (Amendment No. )


                               FRESH AMERICA CORP.
                -------------------------------------------------
                                (Name Of Issuer)


                Shares of Common Stock, par value $0.01 per share
                -------------------------------------------------
                         (Title Of Class Of Securities)


                                    35803R105
                -------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey B. Rabin
                             DiMare Homestead, Inc.
                                258 NW 1st Avenue
                           Florida City, Florida 33034
                            Telephone: (305) 245-4211
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 2, 2000
            --------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                                                  (Continued On Following Pages)
                                                             (Page 1 of 9 Pages)

CUSIP No. 35803R105                                          (Page 2 of 9 Pages)
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DiMare Homestead, Inc.
     59-1204511
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         274,891

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         274,891

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     274,891

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%(1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

1 Based on 5,241,051 shares of Common Stock of Fresh America, outstanding as of as of November 15, 1999, as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission.

CUSIP No. 35803R105                                          (Page 3 of 9 Pages)


Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Fresh America Corp. ("Fresh America"), a Texas corporation. The principal executive offices of Fresh America are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240.

Item 2.           Identity and Background.

                  This Statement is being filed by DiMare Homestead, Inc., a company organized under the laws of the State of Florida ("DiMare"). The principal business of DiMare is to provide procurement, processing, re-packing, farming, warehousing and distribution services of fresh produce, consisting predominantly of tomatoes. DiMare is a subsidiary of DiMare, Inc., a company organized under the laws of the State of Delaware (the "Parent"). The address of the principal business and principal offices of DiMare are 258 NW 1st Avenue, Florida City, Florida 33034. The address of the principal business and principal offices of the Parent are 84 New England Produce Center, Chelsea, Massachusetts 02150. Certain information regarding the directors and officers of DiMare and its Parent is set forth on Annex A, attached hereto and incorporated by reference herein.

                  During the last five years, neither DiMare nor, to the best of DiMare's knowledge, any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source of funds used to purchase the shares of Common Stock (the "Shares") of Fresh America was derived from the working capital of DiMare. The aggregate amount of such funds, including commissions, was $1,272,112.25.

Item 4.           Purpose of Transaction.

                  DiMare acquired the Shares for the purpose of making an investment in Fresh America. DiMare from time to time intends to review its investment in Fresh America on the basis of various factors, including Fresh America's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Fresh America's securities in particular, as well as other developments and other investment opportunities. Based upon such review, DiMare will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If DiMare believes that further investment in Fresh America is attractive, whether because of the market price of Fresh America's securities or otherwise, DiMare may acquire Fresh America securities either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, DiMare may determine to dispose of some or all of the Fresh America securities

CUSIP No. 35803R105                                          (Page 4 of 9 Pages)


currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

                  Except as set forth in this Statement on Schedule 13D, DiMare has not formulated any plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of Fresh America or the disposition of securities of Fresh America; (ii) an extraordinary corporate transaction involving Fresh America or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Fresh America or any of its subsidiaries; (iv) any change in the present board of directors or management of Fresh America; (v) any material change in Fresh America's capitalization or dividend policy; (vi) any other material change in Fresh America's business or corporate structure; (vii) any change in Fresh America's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Fresh America by any person; (viii) causing a class of Fresh America's securities becoming deregistered or delisted; (ix) a class of equity securities of Fresh America becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of Issuer.

                  (a) DiMare purchased 274,891 Shares pursuant to open market transactions. Based upon 5,241,051 shares of Common Stock outstanding as of November 15, 1999 (as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission), such Shares represent approximately 5.2% of the outstanding Common Stock.

                  Except for DiMare, none of the other persons referred to in
Item 2 above own any interests in Common Stock.

                  (b) The number of shares of Common Stock with respect to which DiMare (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

                  (c) Except as described in this Statement on Schedule 13D, neither DiMare nor, to the best of DiMare's knowledge, any party referred to in
Item 2 above, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days prior to the date of this Statement, except with respect to the Shares acquired in open market purchase transactions accomplished through the Nasdaq National Market as set forth in Annex B, attached hereto and incorporated by reference herein, all of which were effected by DiMare.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by DiMare.

CUSIP No. 35803R105                                          (Page 5 of 9 Pages)


                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  Not applicable.

Item 7.           Material to Be Filed as Exhibits.

                  Not applicable.

CUSIP No. 35803R105                                          (Page 6 of 9 Pages)


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 13, 2000                            DIMARE HOMESTEAD, INC.


                                          By:     /s/  Jeffrey B. Rabin
                                                  -------------------------
                                          Name:   Jeffrey B. Rabin
                                          Title:  Chief Financial Officer

CUSIP No. 35803R105                                          (Page 7 of 9 Pages)

                                     ANNEX A


                  The following table sets forth the names, addresses and principal occupations of the members of the Board of Directors and of the executive officers of DiMare and its Parent. The business address of each such person is c/o DiMare Homestead, Inc., 258 NW 1st Avenue, Florida City, Florida 33034. Each such person is a citizen of the United States.

      Name              Position with DiMare             Principal Occupation
      ----              --------------------             --------------------
Paul J. DiMare          Director and President           Director and President

Thomas F. DiMare        Director and Treasurer           Director and Treasurer

John E. Fedele          Secretary and General            Secretary and General
                        Counsel                          Counsel

Jeffrey B. Rabin        Chief Financial Officer          Chief Financial Officer



      Name              Position with Parent             Principal Occupation
      ----              --------------------             --------------------
Thomas F. DiMare        Director and President           Director and President

Paul J. DiMare          Director and Treasurer           Director and Treasurer

John E. Fedele          Secretary and General            Secretary and General
                        Counsel                          Counsel

Jeffrey B. Rabin        Chief Financial Officer          Chief Financial Officer

CUSIP No. 35803R105                                          (Page 8 of 9 Pages)


                                     ANNEX B


                  The following table sets forth the open market purchase transactions with respect to the Shares accomplished through the Nasdaq National Market during the past 60 days prior to the date of this Statement, all of which were effected by DiMare.

     Purchase            Number of         Price Per Share
       Date               Shares             in Dollars
------------------- ------------------- --------------------
       13-Jan-00            4,000             $4.7813
------------------- ------------------- --------------------
       18-Jan-00            2,000             4.7672
------------------- ------------------- --------------------
       19-Jan-00            1,000             4.8750
------------------- ------------------- --------------------
       19-Jan-00            3,000             4.8125
------------------- ------------------- --------------------
       19-Jan-00            6,800             4.7895
------------------- ------------------- --------------------
       20-Jan-00            5,900             4.9375
------------------- ------------------- --------------------
       21-Jan-00              200             4.8750
------------------- ------------------- --------------------
       21-Jan-00           27,500             5.0000
------------------- ------------------- --------------------
       24-Jan-00           10,800             5.0000
------------------- ------------------- --------------------
       25-Jan-00            1,000             5.0000
------------------- ------------------- --------------------
       25-Jan-00            5,000             5.0000
------------------- ------------------- --------------------
       26-Jan-00           16,300             4.9670
------------------- ------------------- --------------------
       27-Jan-00           10,000             4.7850
------------------- ------------------- --------------------
       28-Jan-00            3,000             4.7500
------------------- ------------------- --------------------
       31-Jan-00            5,900             4.6854
------------------- ------------------- --------------------
        1-Feb-00            3,500             4.5000
------------------- ------------------- --------------------
        2-Feb-00            7,500             4.4900
------------------- ------------------- --------------------
        3-Feb-00            2,000             4.4688
------------------- ------------------- --------------------
        7-Feb-00            3,500             4.1607
------------------- ------------------- --------------------
        7-Feb-00            2,000             4.2500
------------------- ------------------- --------------------
        8-Feb-00            3,000             4.2500
------------------- ------------------- --------------------
        8-Feb-00            1,700             4.0000
------------------- ------------------- --------------------
        8-Feb-00            2,000             4.0000
------------------- ------------------- --------------------
        8-Feb-00              500             4.2500
------------------- ------------------- --------------------
        8-Feb-00              300             4.2500
------------------- ------------------- --------------------
        8-Feb-00            1,000             4.2500
------------------- ------------------- --------------------
        9-Feb-00            9,880             4.2234
------------------- ------------------- --------------------
       10-Feb-00              200             4.1250
------------------- ------------------- --------------------
       11-Feb-00            1,000             4.2500
------------------- ------------------- --------------------
       11-Feb-00              200             4.1250
------------------- ------------------- --------------------
       11-Feb-00              500             4.1250
------------------- ------------------- --------------------
       11-Feb-00            2,000             4.2500
------------------- ------------------- --------------------
       11-Feb-00              500             4.1250
------------------- ------------------- --------------------

CUSIP No. 35803R105                                          (Page 9 of 9 Pages)


     Purchase            Number of         Price Per Share
       Date               Shares             in Dollars
------------------- ------------------- --------------------
       14-Feb-00            6,350             4.2490
------------------- ------------------- --------------------
       16-Feb-00              146             4.1250
------------------- ------------------- --------------------
       17-Feb-00            3,495             4.0643
------------------- ------------------- --------------------
       18-Feb-00            2,412             4.0784
------------------- ------------------- --------------------
       22-Feb-00            1,145             4.1250
------------------- ------------------- --------------------
       22-Feb-00           10,000             4.1200
------------------- ------------------- --------------------
       22-Feb-00            1,855             4.1250
------------------- ------------------- --------------------
       23-Feb-00           10,000             4,0940
------------------- ------------------- --------------------
       23-Feb-00            3,100             4.1250
------------------- ------------------- --------------------
       24-Feb-00              900             4.1250
------------------- ------------------- --------------------
       25-Feb-00            4,000             4.0630
------------------- ------------------- --------------------
       28-Feb-00           10,917             4.1020
------------------- ------------------- --------------------
        2-Mar-00            6,091             3.8821
------------------- ------------------- --------------------
        3-Mar-00            1,000             3.8750
------------------- ------------------- --------------------
        7-Mar-00            1,300             3.7500
------------------- ------------------- --------------------
        7-Mar-00            1,000             3.9380
------------------- ------------------- --------------------
        7-Mar-00              800             3.9690
------------------- ------------------- --------------------
        7-Mar-00              600             4.0000
------------------- ------------------- --------------------
        7-Mar-00              100             4.0000
------------------- ------------------- --------------------
        7-Mar-00            1,000             4.0000
------------------- ------------------- --------------------
        8-Mar-00            1,000             3.6880
------------------- ------------------- --------------------
        8-Mar-00            2,000             3.7500
------------------- ------------------- --------------------